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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22871

FACING PAGE
..d of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__October 1, 2004___ AND ENDING___September 30, 2005__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RECEIVED

AUG 9 2006

OFFICIAL USE ONLY
FIRM I.D. NO.

Reynders, Gray & Co., Incorporated

BRANCH OF REGISTRATIONS AND EXAMINATIONS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Fifth Avenue, 2nd Floor

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlton Reynders, Jr.   (212) 944-5700

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED

McGladrey & Pullen, LLP

SEP 20 2006

(Name - *if individual, state last, first, middle name*)

THOMSON FINANCIAL

750 Third Avenue	NY	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, __Charlton Reynders, Jr. and Susan M. Bremer__ , affirm that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reynders, Gray & Co., Incorporated, as of September 30, 2005, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chairman of the Board
Title

Signature

Senior Vice President and Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Reynders, Gray & Co., Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Reynders, Gray & Co., Incorporated as of September 30, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Reynders, Gray & Co., Incorporated as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
November 7, 2005

McGladrey & Pullen, LLP is a member firm of RSM International,
an affiliation of separate and independent legal entities.

1

Reynders, Gray & Co., Incorporated

Statement of Financial Condition
September 30, 2005

ASSETS

Cash	$ 517,350
Cash segregated under federal regulations	931,933
Receivables from and deposits with clearing brokers	1,572,626
Receivables from floor brokers	107,974
Secured demand notes receivable (market value of collateral $3,190,283)	675,000
Prepaid research expenses	305,788
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $488,624)	108,784
Other assets	87,139
	$ 4,306,594

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued research payables		$ 1,428,816
Accounts payable and accrued expenses		374,685
Commissions payable		176,785
Payable to brokers and dealers		37,606
Total liabilities		2,017,892
Subordinated Liabilities		675,000
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, 127 shares outstanding	127	
Additional paid-in capital	1,161,752	
Retained earnings	1,815,352	
	2,977,231	
Less receivable from parent	1,363,529	
Total stockholders' equity		1,613,702
		$ 4,306,594

See Notes to Financial Statements.

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Reynders Gray & Co., Incorporated ("the Company") is an 80% owned subsidiary of Reynders, Gray Holdings, Incorporated ("the Parent"). The Company is a registered broker-dealer in securities under the Security Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the New York Stock Exchange ("NYSE"), National Association of Securities Dealers ("NASD") and the American Stock Exchange ("ASE") and the Pacific Stock Exchange ("PSE"/Archipelago). The Company acts as a broker executing transactions for other securities firms and as an introducing broker forwarding transactions to another NYSE member firm on a fully disclosed basis.

A summary of the Company's significant accounting policies follows:

Depreciation: Furniture and equipment is recorded at cost and is depreciated on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Securities transactions: Proprietary securities transactions are recorded on trade date. Profit and loss arising from all securities entered into for the account and risk of the Company are recorded on a trade-date basis.

Use of estimates: The preparation of financial requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements in accordance with accounting principles generally accepted in the United States of America and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Cash Segregated Under Federal Regulations

In connection with the Company's soft dollar arrangements, cash in the amount of $931,933 has been segregated in a special reserve bank account for the exclusive benefit of certain advisors under interpretations relating to Securities and Exchange Commission Rule 15c3-3.

Note 3. Related Parties

The receivable from the Parent in the statement of financial condition represents the net balance due to the Company as a result of various intercompany transactions and for financial accounting purposes has been classified as a component of Stockholders' equity.

Subordinated loans (Note 6), totaling $675,000 are from shareholders of the Company and/or Parent. For the year ended September 30, 2005, interest expense of $41,376 was recognized for these loans.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2005, the Company had net capital of $1,758,166, which was $1,508,166 above its required net capital of $250,000. The Company's net capital ratio was 1.15 to 1.

Reynders, Gray & Co., Incorporated

Notes to Financial Statements

Note 5.   Commitments and Contingencies

The Parent provides the Company with its office space under the terms of a cost sharing agreement.

Two employees of the Company have lease agreements approved by the NYSE, whereby the employees lease NYSE memberships, on behalf of the Company, for successive one-year periods. The leases are automatically renewable for additional one-year periods, unless either party notifies the other of its intention not to renew the lease. The lease can be terminated immediately upon the occurrence of certain events. The leases have been renewed and effective November 1, 2005 and December 1, 2005, respectively, each lease requires annual rentals of $60,000.

Note 6.   Subordinated Liabilities

The Company's outstanding subordinated liabilities are pursuant to Equity Secured Demand Note Collateral Agreements, approved by the NYSE, and consisted of the following at September 30, 2005:

Amount Outstanding	Interest Rate	Maturity
$ 300,000	5%	November 30, 2005
125,000	5%	September 30, 2006
250,000	8%	October 31, 2006
$ 675,000		

These loans are available to the Company in computing its net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. The loans have a Roll-over Agreement in place, under which the agreement is only cancelable with thirteen months prior written notification to the Company and the NYSE. To the extent that such borrowings should be required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has the right to utilize the collateral, consisting of cash and marketable securities, to the extent of the amount of the secured demand note receivable, to obtain financing for its business. Such collateral is held at the Company's clearing broker.

Note 7.   Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. The Company executes these transactions and introduces them for clearance to another New York Stock Exchange member firm on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

4

Note 7.   Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients and counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the client or counterparty to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Cash is on deposit with a money-center bank.

Note 8.   Defined Contribution Plan

The Company provides a 401(k) plan ("the Plan") for all full-time employees with at least six months of service. Employees may elect to invest from 1% to 11% of their gross pay, up to a maximum amount established by the Internal Revenue Service. The Company had matched the employees' contribution in full and the matched contribution vested immediately.

McGladrey&Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Reynders, Gray & Co., Incorporated
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Reynders, Gray & Co. Incorporated (the Company), for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons

(2)   Recordation of differences required by Rule 17a-13

(3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for is purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange (the designated examining authority) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
November 7, 2005